ALLIED GOLD LIMITED

7 August 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

COMPLETION OF PLACEMENT OF SHARES

Further to the announcement of 5 August 2008, the Board of Allied Gold is pleased to advise that it is has completed the placement of 33,988,551 new Ordinary Shares at AUD$0.31 to raise approximately AUD$10,536,451 before expenses.

The placement, representing approximately 9.00% of the shares on issue prior to the placement, was made to sophisticated investors, mostly institutional clients of UK based Mirabaud Securities Limited and to a wholly owned subsidiary of the Company's Joint Venture partner Barrick Gold Corporation. The placement falls within the company's 15% placement capacity as set out in ASX Listing Rule 7.1

The proceeds of the placing will be used to fund the initiatives highlighted in the Company's recent June quarter activities report, namely:

- Augment the scoping activities surrounding the potential for a significant expansion of the Oxide plant (current capacity 2.2mtpa).
- Commencement of various plant modifications to immediately optimise the existing configuration as well as potentially ready the facility for future expansion initiatives.
- Assess a number of additional equipment requirements relating to earth moving and logistical activities.
- Continue its exploration efforts throughout the September 2008 Quarter.
- Retire additional bank debt existing under the current project financing facility as well as providing working capital to the group.

Yours faithfully

Peter Torre
Company Secretary

ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4575 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au